23002978

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-51030

SEC Mail Processing
APR 0 6 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PCE Investment Bankers, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 E. New England Avenue, Suite 400
(No. and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael W. Poole	407-621-2112	mpoole@pcecompanies.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hacker, Johnson, & Smith, P.A.
(Name – if individual, state last, first, and middle name)

500 West Cypress Rd., Suite 450	Ft. Lauderdale	FL	33309
(Address)	(City)	(State)	(Zip Code)

9/29/2003	400
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Poole, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PCE Investment Bankers, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEBORAH DOMROSKI
Notary Public - State of Florida
Commission # GG 949629
My Comm. Expires Sep 16, 2023
Bonded through National Notary Assn.

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PCE INVESTMENT BANKERS, INC.
(A Subsidiary of PCE Holdings, Inc.)

Table of Contents
December 31, 2022

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of PCE Investment Bankers, Inc.
Winter Park, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of PCE Investment Bankers, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as PCE Investment Bankers, Inc.'s auditor since 2017.
Fort Lauderdale, Florida
March 30, 2023

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

ASSETS		
Cash and cash equivalents	$	1,727,996
Trade accounts receivable		269,265
Prepaid expense		32,695
TOTAL ASSETS	$	2,029,956

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses	$	48,086
TOTAL LIABILITIES		48,086
COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS (NOTES 5 AND 8)		
STOCKHOLDERS' EQUITY		
Common stock:		
Class A common stock, voting, $.01 par value; 50,000 shares authorized, 7,200 shares issued and outstanding		72
Class B common stock, non-voting, $.01 par value; 50,000 shares authorized, 3,327 shares issued and outstanding		33
Additional paid-in-capital		624,789
Retained earnings		1,356,976
TOTAL STOCKHOLDERS' EQUITY		1,981,870
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,029,956

The accompanying notes are an integral part of this financial statement.

PCE INVESTMENT BANKERS, INC.

(A SUBSIDIARY OF PCE HOLDINGS, INC.)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2022

NOTE 1 – NATURE OF BUSINESS

Nature of Business: PCE Investment Bankers, Inc., (the "Company") was incorporated in July 1997 for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. The Company is a wholly-owned subsidiary of PCE Holdings, Inc. The Company has not yet begun operations as a broker-dealer in the business of buying and selling securities for individual clients but has provided investment banking and consulting services for its clients.

Exemptive Provisions: The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker-dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of PCE Investment Bankers, Inc."

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Revenue Recognition

The majority of the Company's revenues are derived from success, advisory and earnout fees, which are within the scope of the accounting guidance with respect to revenue from contracts with customers. The following summarizes the Company's revenue recognition accounting policy related to these activities:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition ***(Continued)***

Success fees: The Company earns revenue through success fees received based upon the occurrence of certain events, which may include announcements or the successful completion of various types of financial transactions, including the closing of Employee Stock Ownership Plan ("ESOP") transactions or other types of investment banking transactions. Each client contract stipulates the fee structure based on the agreed upon services. Generally, an initial non-refundable fee is received upon execution of the contract, with an additional fee due upon the successful closing of the transaction.

The Company recognizes revenue once there is a contractual agreement with a client, all performance obligations have been satisfied, fees are fixed or determinable, and collection is reasonably assured. The Company believes all performance obligations have been satisfied once the transaction closes and has been consummated in accordance with the contractual agreement.

Advisory fees: The Company earns revenue through agreements with its clients for which services are provided related to various types of financial transactions. Advisory fees are primarily derived from consulting services in relation to investment banking transactions, including the creation and financing of the ESOP, and other types of investment banking services. Each agreement stipulates the fee structure based on the agreed-upon services.

Generally, an initial non-refundable fee is received upon execution of the contract, with the remainder of the initial fees due monthly as advisory services are provided. The Company recognizes revenue once there is a contractual agreement with a client, all performance obligations have been satisfied, fees are fixed or determinable, and collection is reasonably assured. The Company believes all performance obligations have been satisfied once the agreed upon services have been rendered to the client.

Earnout fees: The Company earns revenue through earnout fees related to successful M&A transactions on which the Company has assisted. The Company receives these earnout fees upon a client achieving certain financial performance goals subsequent to the completion of the M&A transaction, as stipulated in the contractual agreement. As these fees relate to successful M&A transactions, in which the performance obligation has been satisfied, and are fixed or determinable, the Company recognizes these fees as revenue upon receipt.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable represent fees due for advisory and consulting services that have been completed during the year and are billed based on the terms of the individual agreements with the Company's clients. Receivables are generally considered past due if not paid within 30 days of the invoice date. An allowance for doubtful accounts, if considered necessary, is estimated on a specific identification basis considering the financial condition of the client and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible.

Based on management's review of accounts receivable, an allowance for doubtful accounts was not considered necessary at December 31, 2022. Interest is not typically charged on past due receivables.

Income Taxes

The Company elected to be taxed as an S corporation in accordance with Section 1362 of the Internal Revenue Code. In addition, under provisions of the Internal Revenue Code, effective January 1, 2006, the Company is a qualified subchapter S subsidiary, and all income tax information of the Company is included in the income tax return of PCE Holdings, Inc. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit.

The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2022. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2019.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $1,679,910, which was $1,674,910 more than the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2022 was 0.0286 to 1.

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

The Company has no liabilities subordinated to claims of creditors.

NOTE 5 – RELATED PARTY TRANSACTIONS

The company is under common control with sister companies, PCE Advisory, LLC, PCE Valuations, LLC, and PCE Indexes, LLC.

In addition, PCE Management, Inc. ("PCEM") is a subsidiary of PCE Holdings, Inc. On January 1, 2008, the Company entered into a management agreement with PCEM under which certain overhead expenses, payroll, payroll related expenses, and other costs would be paid to PCEM monthly in addition to a fee for management services. Consequently, operating results and financial position may be different than if these entities were autonomous. Pursuant to the management agreement, $3,905,398 was recorded in operating expenses in various accounts for the year ended December 31, 2022.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has adopted FASB ASC 820, Fair Value Measurements and Disclosures for its financial assets and liabilities. FASB ASC 820 refines the definition of fair value, expands the disclosure requirements about fair value measurements, and establishes specific requirements as well as guidelines for a consistent framework to measure fair value.

The Company's financial instruments are cash and cash equivalents and accounts receivable. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per insured bank. From time to time, these balances may exceed the federally insured limits. Amounts in excess of insured limits were $1,477,996 at December 31, 2022. It is the opinion of management that the probability of the Company having to absorb the amount at risk of loss is remote as these balances are maintained with a high-quality financial institution.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company does not have any material commitments as of December 31, 2022.

The Company may be exposed to various asserted and unasserted potential legal claims encountered in the normal course of business. As of December 31, 2022, and through the date of this report, there were no such claims.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events were evaluated through March _, 2023 which is the date the financial statements were available to be issued. Management has determined that there are no events occurring subsequent to December 31, 2022 requiring disclosure or recognition in these financial statements as of December 31, 2022.